FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Vesting of awards made under the GlaxoSmithKline's Share Value Plan in 2007

This notification is prepared in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a), sets out the vesting of Ordinary Shares made in 2007 under the GlaxoSmithKline Share Value Plan.

The three-year vesting period for the GlaxoSmithKline Share Value Plan awards made in 2007, which commenced on 1 January 2007, came to an end on 31 December 2009. The awards made to individuals who have subsequently been appointed Executive Directors and Corporate Executive Team members, who are all Persons Discharging Managerial Responsibility (PDMR), are given in the table below.

Following the vesting of this award the table below also gives details of the sale of Ordinary shares at a price of £12.03 per Ordinary share on 22 February 2010.

	No. of Shares Vested	No. of Shares Sold	No. of Shares Retained
Mr S M Bicknell	2,520	1,034	1,486
Mr E J Gray	3,350	1,374	1,976
Mr D S Redfern	3,350	1,374	1,976
Ms C Thomas	2,520	1,034	1,486

The Company and PDMRs were advised of these transactions on 22 February 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte

Deputy Company Secretary

22 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 22 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc